UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    FORM 11-K



               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                   for the fiscal year ended December 31, 2005

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                        for the transition period from   to

                         Commission File Number: 1-16625

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        Bunge Savings Plan - Supplement A
                          c/o Bunge North America, Inc.
                               11720 Borman Drive
                            St. Louis, Missouri 63146

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  Bunge Limited
                                 50 Main Street
                             White Plains, NY 10606

BUNGE SAVINGS PLAN - SUPPLEMENT A

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                        1

FINANCIAL STATEMENTS:

   Statement of Net Assets Available for Benefits as of
     December 31, 2005                                                         2

   Statement of Changes in Net Assets Available for Benefits
     for the Year Ended December 31, 2005                                      3

   Notes to Financial Statements                                             4-7

SUPPLEMENTAL SCHEDULE:

   Form 5500, Schedule H, Line 4i--Schedule of Assets
    (Held at End of Year) as of December 31, 2005                              8

   NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employment Retirement Income Act of 1974 have been omitted because they are not applicable.

Signature Page                                                                 9

Exhibit Index                                                                 10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To Bunge Savings Plan - Supplement A:

We have audited the accompanying statement of net assets available for benefits of the Bunge Savings Plan - Supplement A (the "Plan") as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

St. Louis, Missouri
June 16, 2006

BUNGE SAVINGS PLAN - SUPPLEMENT A

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2005
-------------------------------------------------------------------------------


                                                            2005
                                                            ----

INVESTMENTS--At fair value:
   Mutual Funds                                            $1,722,681
   Common collective trusts                                   426,207
   Interest in Bunge Limited common shares                     32,568
   Participants loans                                          90,503
                                                           ----------

        Total investments                                   2,271,959

EMPLOYEE CONTRIBUTIONS RECEIVABLE                               4,053

PLAN TRANSFER PAYABLE                                         (29,832)
                                                           ----------

NET ASSETS AVAILABLE FOR BENEFITS                          $2,246,180
                                                           ==========


See notes to financial statements.

BUNGE SAVINGS PLAN - SUPPLEMENT A

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2005
-------------------------------------------------------------------------------


                                                             2005
                                                             ----

ADDITIONS TO NET ASSETS:
  Investment income--interest                              $    12,062
  Investment income--dividends                                  47,341
  Net appreciation in fair value of investments                 61,514
  Participant contributions                                    206,351
  Other contributions                                            6,181
  Asset transfers (Note 10)                                  2,160,624
                                                           -----------

        Total                                                2,494,073
                                                           -----------

DEDUCTIONS FROM NET ASSETS:
  Administrative expenses                                        3,181
  Benefits paid to participants                                242,517
  Other deductions                                               2,195
                                                           -----------

        Total                                                  247,893
                                                           -----------

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                2,246,180

NET ASSETS AVAILABLE FOR BENEFITS--Beginning of year                 -
                                                           -----------

NET ASSETS AVAILABLE FOR BENEFITS--End of year             $ 2,246,180
                                                           ===========


See notes to financial statements.

BUNGE SAVINGS PLAN - SUPPLEMENT A

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


1.   BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

     The Bunge Savings Plan - Supplement A (the "Plan") is a subplan of the Bunge Savings Plan, formerly the Bunge North America, Inc. Savings Plan (the "Savings Plan"), which was established in April 1, 1996. Prior to January 1, 2004, the Plan was a standalone plan known as the Central Soya 401(k) Plan for Hourly Employees. The Savings Plan was amended effective January 1, 2004, to transfer the assets of the Central Soya 401(k) Plan for Hourly Employees to the Savings Plan and master trust. The Savings Plan was further amended to provide that the plan provisions applicable to the participants in the Central Soya 401(k) Plan for Hourly Employees are set forth in a separate subplan known as the Bunge Savings Plan - Supplement A. Effective January 1, 2005, Bunge Limited (the parent of the Plan sponsor) separated the Plan from the Savings Plan. Accordingly, the financial statements herein include the net assets available for benefits of the Plan as of December 31, 2005 and the related changes in net assets available for benefits for 2005.

     Basis of Accounting--The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

     Investments--Investments in Bunge Limited common shares, common collective trusts, and mutual funds are stated at fair value which is based on quoted market prices. Purchases and sales of investments are accounted for on the trade date. Interest and dividend income is recorded when earned. Earnings on investments are allocated to participants based on account balances.

     Administrative Expenses--Administrative expenses of the Plan are paid by the Plan as provided in the Plan document.

     Use of Estimates--The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

     The Plan invests in various securities, including common stock and mutual funds. These investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

2.   PLAN DESCRIPTION

     The Plan is a defined contribution plan designed to qualify under Section 401(k) of the Internal Revenue Code ("IRC") and is administered by the Savings Plan Committee (the "Committee") appointed by the Board of Directors of Bunge North America, Inc. (the "Company"). The Company has appointed CitiStreet as recordkeeper and State Street Bank and Trust Company ("State Street") to serve as Trustee of the Plan. The descriptions of Plan terms in the following notes to financial statements are provided for general information purposes only and are qualified in their entirety by reference to the Plan.

     Participants should refer to the Plan document for more complete information. All regular hourly employees of Bunge North America (East), L.L.C., whose terms and conditions of employment are subject to a collective bargaining agreement that bargained to participate in the Plan, are eligible participants. Individual accounts are maintained for each Plan participant. The Plan is subject to the provisions of ERISA.

3.   CONTRIBUTIONS AND WITHDRAWALS

     Contribution limits for participants are based on their respective collective bargaining agreements. The total amount that a participant could elect to contribute to the Plan on a pre-tax basis in 2005 could not exceed $14,000. However, in 2005 if a participant reached age 50 by December 31, they were able to contribute an additional $4,000 "catch-up" contribution to the Plan on a pre-tax basis.

     The contribution amounts and allocation between pre-tax and post-tax basis of participants are subject to Internal Revenue Service ("IRS") discrimination tests.

     Upon entry into the Plan, participants may elect from a number of investment alternatives for their contributions.

     Participants may not withdraw pre-tax contributions except as provided for hardship withdrawals or age 59 1/2 withdrawals permitted by the Plan.

     Following normal retirement, participants must withdraw their entire account balances in a lump sum or any other form of payment that is allowed by the Plan.

     The Plan allows participants the option of making qualified (as defined by the Plan document and the IRC) rollover contributions into the Plan.

4.   PARTICIPANT LOANS

     Plan participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years with the exception of loans for the purchase of a primary residence which may have a longer term. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with the prevailing interest rate charged on similar commercial loans by lending institutions as determined by the plan administrator. Loan payments, including interest due, are paid ratably through payroll deductions. Participant loans are valued at the outstanding loan balance.

5.   PLAN TERMINATION

     The Company expects and intends to continue the Plan indefinitely but reserves the right to terminate the Plan at any time subject to the provisions of ERISA. Upon such Plan termination, participants will become 100% vested in their accounts.

6.   TAX STATUS

     The Internal Revenue Service has determined and informed the Plan administrator by a letter, dated June 4, 2002, that the Plan and related master trust are designed in accordance with applicable sections of the IRC. The Plan has been amended subsequent to the applicable date of that letter (see Note 1). The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax exempt. Accordingly, no provision for income taxes has been recorded in the Plan's financial statements.

7.   RELATED-PARTY TRANSACTIONS

     Certain of the investments are invested in shares of funds offered by the Trustee. Therefore, these transactions qualify as exempt party-in-interest transactions. Such investments as of December 31, 2005, are disclosed on the supplemental schedule of assets held for investment purposes.

     Personnel and facilities of the Company have been used by the Plan for its accounting and other activities at no charge to the Plan. Expenses incurred in connection with administrative fees are paid out of the balance of participant accounts.

8.   INVESTMENTS

     The investments that represent 5% or more of net assets available for benefits at December 31, 2005, are as follows:

       Legg Mason Value Fund                                        $773,883
       SSgA Money Market Fund                                        410,192
       Fidelity Capital Appreciation Fund                            321,462
       American Funds New Perspective Fund                           159,404
       SSgA Moderate Strategic Asset Allocation Fund                 154,459
       SSgA Conservative Strategic Asset Allocation Fund             138,769

     The net appreciation in fair value, including realized gains and losses, for each class of investments as presented on the statement of net assets available for benefits for the year ended December 31, 2005, is as follows:

       Mutual funds                                                  $44,820
       Common collective trusts                                       16,544
       Interest in Bunge Limited common shares (1)                       150
                                                                  ----------

       Net appreciation in value of investments                      $61,514
                                                                     =======

     (1) The Plan allows for participants to invest in Bunge Limited common shares. Bunge Limited is the parent company of the sponsoring employer. The Plan held 534 common shares of Bunge Limited at December 31, 2005. During 2005, the Plan recorded dividend income of $132, and net appreciation in fair value of $150, from Bunge Limited common shares.

9.   PLAN TRANSFERS

     Certain Plan participants had accounts in another defined contribution plan sponsored by the Company or a company within the same control group. Plan transfers included in the statements of changes in net assets available for benefits reflect transfers made to combine multiple participant accounts into each participant's active account. In addition, if a change in a participant's employment classification occurs during a Plan year (for example, transfer from union to non-union classification), the assets related to such participant would be transferred to the applicable plan within the control group for such participant's new employment status. Such transfer will be made within a reasonable period of time following the change in employment classification. Timing of such transfers may, from time-to-time, result in Plan payables or receivables in the respective plans.

10.   ASSET TRANSFERS

      Effective January 1, 2005, based on the closing market value as of December 31, 2004, the assets and liabilities of all regular hourly employees of Bunge North America (East), L.L.C., including the employee contribution receivable of $4,402 and the plan transfer payable of $27,637, were transferred to the Plan from the Bunge Savings Plan. Each fund's assets were transferred to identical investment funds at CitiStreet. The fair value of the assets transferred was as follows:

       PIMCO Total Return Fund                                     $   55,819
       Oakmark Select Fund                                              3,897
       Fidelity Magellan Fund                                         447,828
       Fidelity Dividend Growth Fund                                  380,628
       Oppenheimer Capital Appreciation Fund                              242
       Fidelity Capital Appreciation Fund                             292,946
       American Funds New Perspective Fund                            127,977
       Wellington US Core Equity Fund                                     243
       Legg Mason Value Fund                                            1,126
       SSgA Money Market Fund                                         455,631
       SSgA Conservative Strategic Asset Allocation Fund              116,369
       SSgA Moderate Strategic Asset Allocation Fund                  130,531
       SSgA Aggressive Strategic Asset Allocation Fund                 58,410
       SSgA S&P 500 Index Fund                                         25,146
       Interest in Bunge Limited common shares                          2,054
       Participant Loans                                               85,012
                                                                   ----------

       Total                                                       $2,183,859
                                                                   ==========

BUNGE SAVINGS PLAN - SUPPLEMENT A

FORM 5500, SCHEDULE H, PART IV, LINE 4i--
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005
-------------------------------------------------------------------------------

                                                                 Number of                       Market
                                Description                     Shares/Units      Cost**         Value
                                -----------                     ------------      ------         -----
INTEREST IN MUTUAL FUNDS:
  PIMCO Total Return Fund                                      4,402.5257                    $   46,227
  Oakmark Select Fund                                            349.9480                        11,513
  Fidelity Capital Appreciation Fund                          12,807.2450                       321,462
  American Funds New Perspective Fund                          5,600.9926                       159,404
  Legg Mason Value Fund                                       10,391.8791                       773,883
* SSgA Money Market Fund                                     410,192.4300                       410,192
                                                                                             ----------

           Total interest in mutual funds                                                     1,722,681
                                                                                             ----------

INTEREST IN COMMON COLLECTIVE TRUSTS:
* SSgA Conservative Strategic Asset Allocation Fund           12,592.4528                       138,769
* SSgA Moderate Strategic Asset Allocation Fund               13,478.1099                       154,459
* SSgA Aggressive Strategic Asset Allocation Fund              5,862.2595                        69,585
* SSgA S&P 500 Index Fund                                      2,777.3268                        59,843
* SSgA S&P Midcap Fund                                           104.4433                         3,551
                                                                                             ----------

           Total interest in common collective trusts                                           426,207
                                                                                             ----------

* INTEREST IN COMMON STOCK--Bunge Limited
    common shares                                                     534                        32,568
                                                                                             ----------

* PARTICIPANT LOANS, rates from 4.5% to 10.0%,
    maturities through January 2010                                                              90,503
                                                                                             ----------

  TOTAL INVESTMENTS                                                                          $2,271,959
                                                                                             ==========

*Party-in-interest

**Cost information is not required for participant-directed investments and, therefore, is not included.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Bunge Savings Plan - Supplement A has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               Bunge Savings Plan - Supplement A

Date: June 21, 2006                            By: /s/ Philip Staggs
                                                   ---------------------------
                                                   Philip Staggs
                                                   Plan Administrator
                                      -9-

                                  EXHIBIT INDEX

     Exhibit
      Number         Description of Document
    ---------        -----------------------

      23.1           Consent of Independent Registered Public Accounting Firm




                                      -10-